

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2013

<u>Via E-mail</u>
Mr. Robert M. Garst
Chief Executive Officer
Riverview Financial Corporation
200 Front Street, PO Box B
Marysville, Pennsylvania 17053

Re: **Riverview Financial Corporation**
Registration Statement on Form S-4
Filed April 29, 2013
File No. 333-188193

Dear Mr. Garst and Mr. Ketch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please revise to disclose when Newco was formed and how it was capitalized when it was formed. Also, provide financial information for Newco. To the extent Newco's operations to date have been limited such that disclosing its financial information would not be meaningful, revise to state that fact, if true.

2. It appears that Riverview does not meet the requirements of Industry Guide 3.3.c for including only two years of the information required by the Industry Guide.

Please revise throughout the document to present the information of all periods required by Industry Guide 3.3.a and b.

3. Please to include disclosures for both Riverview and Union of the underwriting policies and procedures for each loan category and of a description of the risks underlying each loan category. Refer to ASC 310-10, as applicable.

<u>Unaudited Pro Forma Combined Consolidated Financial Information, page 23</u>

4. We note the discussion here and throughout the document that the shareholders of both Riverview Financial Corporation and Union Bancorp, Inc. are being asked to exchange their respective outstanding shares in each of those entities for newly issued shares of Newco and that Newco will be named Riverview Financial Corporation after the exchange. We also note that, in preparing these financial statements, you value the shares to be issued to Union Bancorp, Inc. shareholders based on the pro forma combined tangible book value of Newco at December 31, 2012. Because Riverview Financial Corporation shareholders are also exchanging their shares for shares in Newco, it is not clear to us why you have not similarly valued the shares in Newco that they will receive in the exchange. Please revise here and throughout the document to clarify this apparent inconsistency.

5. Please revise the footnotes to these financial statements to set forth each pro forma adjustment in a self-balancing format that provides a reader enough information to easily recalculate the adjustment and to easily trace it into the pro forma financial statements. Also, please ensure that your revisions separately set forth the adjustments for each company.

<u>Risk Factors, page 30</u>

<u>The shares of Newco common stock to be received by Riverview…, page 33</u>

6. Revise this risk factor to discuss all material changes in shareholder rights that might present a risk to the shareholders of either company. For instance, we note that Newco does not have preemptive rights.

Newco does not expect to remain a "reporting company" for any significant period of time after the consolidation…, page 35

7. Please confirm that you will continue to report at least through the filing of the 10-K for the current fiscal year, as required by Section 15(d) for registrants who had a 1933 Act registration statement declared effective.

The Consolidation, page 37

8. Please provide us with copies of any reports, presentations or other materials transmitted by respective financial advisors to the Board of Directors of each of the two companies relating to this proposed transaction.

9. On page 56, you indicate that Riverview was provided with earnings estimates by Union's management. To the extent that the earnings estimates, or any other information provided by Union to Riverview or its representatives, or by Riverview to Union of its representative, represents material nonpublic information, revise the registration statement to disclose that information.

Background of the Consolidation, page 37
Riverview, page 37

10. Please revise your disclosure to disclose any differences, including differences in the proposed merger consideration or other material changes to the terms of the initial and revised term sheet.

Union, page 38

11. Please tell us the basis for the Union Board's conclusion that the offer from Riverview was "superior" to the other proposal and "in the best interests of Union." To the extent that the merger consideration per share was not financially greater, please expand your disclosure to explain the basis for the conclusion by the Union Board.

Riverview's Reasons for the Consolidation, page 41

12. Revise this section to disclose whether the Board of Riverview, in determining to recommend shareholders approve the consolidation, was aware of and considered the Memorandum of Understanding between Union and both the FDIC and Pennsylvania Department of Banking and Securities.

13. Revise this section to note whether Riverview's board considered the fact that Riverview was contributing 72% of the assets, and 69% of the tangible common equity but will only receive 63.5% of the common equity.

Board of Directors and Management of Newco Following Completion of the Consolidation, page 69

14. Revise this section to clarify if the Board of Newco will include nominees who are not currently members of either the Riverview or Union Board.

Certain Material Federal Income Tax Consequences, page 87

15. Consistent with Staff Legal Bulletin 19, please delete from the third full paragraph on page 88 your assumption that the consolidation will be treated as a reorganization under the Internal Revenue Code and state that counsel has opined that the consolidation should be treated as a reorganization under the Internal Revenue Code.

Supervision and Regulation, page 89

16. Please confirm that your description of the actions that Union Bank has agreed to take as a result of the Memorandum of Understanding discusses all material actions that Union's management and Board believe are necessary in order to meet the requirements of the MOU. Also, please indicate if the management of Union and Riverview believe that the combined entity would have to take any material actions as a result of the MOU.

Comparison of Shareholder's Rights, page 149

17. We note your qualification of the disclosure in this section by reference to Pennsylvania law and the relevant articles of incorporation and bylaws. The disclosure in this section must be complete in that it must disclose all material differences between the rights of Union or Riverview and those of Newco. Revise this section and the third paragraph so that the summary is complete and to remove the implication that you have not discussed a material difference in shareholder rights.

Riverview Financial Statements, page 159

18. Please revise to specifically label each financial statement as those of Riverview Financial Corporation.

Union Bancorp Financial Statements, page 213

19. Please revise to specifically label each financial statement as those of Union Bancorp, Inc.

Exhibit 5.1 Legal Opinion

20. Counsel assumes, in granting its opinion that the shares of Newco will be issued in strict accordance with the statutory laws of the United States and Pennsylvania. Similarly, we note that counsel assumes that all current shares of Riverview and Union were validly issued, fully paid and non-assessable. While the it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion required by Item 601(b)(5) of Regulation S-K, it is not appropriate to assume legal conclusions, particularly legal conclusions necessary to the required opinions. Please provide a revised opinion that does not rely upon legal conclusions. Please further refer to Staff Legal Bulletin 19 for more information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel